Exhibit 97

GFL ENVIRONMENTAL INC.

CLAWBACK POLICY

Section 1Purpose

GFL Environmental Inc. (the “Company”) is establishing this Clawback Policy (this “Policy”) to encourage sound financial reporting and increase individual accountability. This Policy has been adopted by the Company’s Board of Directors (the “Board”) and is effective from and after November 1, 2023 (the “Effective Date”). From and after the Effective Date, this Policy replaces and supersedes the Company’s Clawback Policy adopted on March 5, 2020 (the “Prior Policy”); provided that, notwithstanding the foregoing, any short- or long-term compensation received prior to the Effective Date shall continue to be subject to the Prior Policy.

Section 2Administration

The Nomination, Governance and Compensation Committee (as constituted from time to time, the “Committee”) will administer this Policy; provided that, notwithstanding the foregoing, solely to the extent required by the Applicable Rules, the “Committee” shall be a committee of the Board responsible for executive compensation decisions comprised solely of independent directors (as determined under the Applicable Rules), or in the absence of such a committee, a majority of the independent directors serving on the Board. Subject to the provisions of this Policy, the Committee shall make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary or advisable. The Committee will review and assess from time to time, as it determines to be necessary, the adequacy of this Policy and recommend any proposed changes to the Board for consideration.

Section 3Coverage

a.

Covered Officers. All current and former named executive officers (as defined in Canadian securities laws) and persons who serve as executive officers (as defined in Rule 10D-1(d) under the Securities Exchange Act of 1934, as amended) are “Covered Executive Officers” under this Policy. In addition, the Committee may designate other employees (“Other Designated Employees”) as subject to the terms of this Policy (or remove such designations to the extent permitted by the Applicable Rules) from time to time. The Covered Executive Officers and Other Designated Employees are “Covered Officers” under this Policy.

b.

Covered Compensation Arrangements. This Policy applies to all short- and long-term compensation arrangements, including bonuses and other cash or equity related incentive arrangements, received on or after the Effective Date, as determined under the Applicable Rules, if the amount, payment and/or vesting of such arrangement is calculated based in whole or in part on the attainment of one or more measures determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, or any measures derived in whole or in part from such measures, and received by a person: (i) after beginning service as a Covered Executive Officer or being designated as an Other Designated Employee, (ii) who served as a Covered Executive Officer or was designated as an Other Designated Employee at any time during the performance period for that compensation, (iii) while the Company has a class of its securities listed on a national securities exchange or association and (iv) during the applicable Three Year Period (collectively, “Incentive Compensation”).

c.

Restatement. For purposes of this Policy, a “Restatement” means an accounting restatement to correct the Company’s material noncompliance with any financial reporting requirement under applicable securities laws, including restatements that correct an error in previously issued financial statements (i) that is material to the previously issued financial statements or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

d.

Three Year Period. For purposes of this Policy, “Three Year Period” means, with respect to a Restatement, the three completed fiscal years immediately preceding the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such Restatement, or, if earlier, the date on which a court, regulator or other legally authorized body directs the Company to prepare such Restatement. The “Three Year Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence. However, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year.

Section 4Exercise of Clawback Authority

In the event that the Company is required to prepare a Restatement, subject to Section 5, the Company shall recover from the Covered Officer, reasonably promptly, the amount by which his or her Incentive Compensation for the relevant period exceeded the lower payment that would have been made based on the Restatement, as determined on a pre-tax basis in accordance with the Applicable Rules (the “Subject Compensation”). The Committee will determine, in its sole discretion, the appropriate method to forfeit or recoup Subject Compensation, which may include, without limitation: (i) requiring reimbursement of cash Incentive Compensation previously paid, (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards, (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Officer, (iv) cancelling outstanding vested or unvested equity awards and/or (v) taking any other remedial and recovery action permitted by law, as determined by the Committee. Any forfeiture or recoupment under this Policy will be in addition to any other remedies that may be available under applicable laws or Company policies, including termination of employment or institution of civil proceedings.

Section 5Limitations

The authority of the Committee set forth in this Policy is limited (i) to the extent that the direct costs paid to third parties to assist in enforcing recovery would exceed the Subject Compensation, provided that the Company (a) has made reasonable attempts to recover the Subject Compensation, (b) documented such attempt(s) and (c) provided such documentation to the relevant listing exchange or association, (ii) to the extent permitted by the Applicable Rules, if the recovery would violate the Company’s home country laws adopted prior to November 28, 2022 pursuant to an opinion of home country counsel, provided that the Company has (a) obtained an opinion of home country counsel, acceptable to the relevant listing exchange or association, that recovery would result in such violation and (b) provided such opinion to the relevant listing exchange or association or (iii) to the extent that recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder.

Section 6Acknowledgement by Covered Officers

The Company will provide notice and seek written acknowledgement of this Policy from each Covered Officer as soon as reasonably practicable after the later of (a) the Effective Date and (b) the date on which the individual becomes a Covered Executive Officer or is designated as an Other Designated Employee, provided, however, that failure to obtain such acknowledgement shall have no impact on the enforceability of this Policy.

Section 7No Indemnification

The Company shall not indemnify any person against the loss of any Subject Compensation pursuant to this Policy.

Section 8General

The Committee may, from time to time, terminate, suspend, discontinue, revise or amend this Policy in any respect whatsoever, and any such amendment will apply to Incentive Compensation granted on or after the effective date of that amendment.

This Policy will be interpreted in a manner that is consistent with Section 10D of the Securities Exchange Act of 1934, as amended, Rule 10D-1 promulgated thereunder, all applicable rules or regulations adopted by any national securities exchange or association on which the Company’s shares are listed and any other applicable laws (the “Applicable Rules”) and shall otherwise be interpreted (including in the determination of amounts recoverable) in the business judgment of the Committee. To the extent the Applicable Rules require recovery of incentive-based compensation in additional circumstances besides those specified above, nothing in this Policy shall be deemed to limit or restrict the Company’s right or obligation to recover incentive-based compensation to the fullest extent required by the Applicable Rules. This Policy shall be deemed to be automatically amended, as of the date the Applicable Rules become effective with respect to the Company, to the extent required for this Policy to comply with the Applicable Rules, and any such amendment shall apply to Incentive Compensation granted either before or after that amendment to the extent the Applicable Rules so require.

Dated:	November 1, 2023

Approved by:	Nomination, Governance and Compensation Committee
Board of Directors of the Company